Cornbread CBD, PBC (the "Company") a Kentucky Corporation

Financial Statements

For the fiscal year ended December 31, 2023 and 2024

Finaloop

Profit and Loss - Cornbread Hemp
From Jan 1st 2022 to Dec 31st 2024

	December 2022	December 2023	December 2024
Gross Profit			
Net Sales			
Sales			
Sales - Amazon	445,307.59	499,013.82	-
Sales - BigCommerce	1,212,925.40	-	-
Sales - ExpertVoice	-	-	25,948.61
Sales - Shopify - cornbread-google	141,548.05	1,281,290.68	3,510,917.68
Sales - Shopify - cornbread-wholesale	111,366.05	536,691.35	719,870.88
Sales - Shopify - cornbreadhemp	4,481,286.88	12,433,342.66	23,645,959.39
Sales - Shopify POS - cornbread-wholesale	-	-	43.48
Sales - Shopify POS - cornbreadhemp	-	-	34.99
Sales - Square	17,335.93	1,660.83	1,153.25
Sales - Wholesale	57,215.26	772.96	-
Shipping income - Amazon	3,512.85	3,385.66	-
Shipping income - Shopify - cornbread-google	4,774.54	50,950.08	23,337.03
Shipping income - Shopify - cornbread-wholesale	72.83	269.73	279.72
Shipping income - Shopify - cornbreadhemp	138,591.86	339,715.49	87,452.88
Total Sales	**6,613,937.24**	**15,147,093.26**	**28,014,997.91**
Discounts & promotions		1.29	0.85
Discounts & promotions - Amazon	(19,286.40)	(45,127.93)	-
Discounts & promotions - Shopify - cornbread-google	(33,961.98)	(244,659.23)	(630,994.78)
Discounts & promotions - Shopify - cornbread-wholesale	(33,033.78)	(203,561.22)	(262,206.04)
Discounts & promotions - Shopify - cornbreadhemp	(873,973.35)	(2,411,253.49)	(5,401,142.65)
Discounts & promotions - Shopify - cornbreadhemp - gift card giveaways	-	(3,402.08)	(16,323.79)
Discounts & promotions - Shopify - gift card giveaways - cornbreadhemp	(667.85)	-	-
Total Discounts & promotions	**(960,923.36)**	**(2,908,003.95)**	**(6,310,667.26)**
Refunds & returns			
Deductions - Fresh Thyme	-	-	(17,332.21)
Deductions - Palko Services	-	-	(2,599.65)
Deductions - Rainbow Blossom Natural Food Markets	-	-	-
Fulfillment services reimbursement - Amazon	4,079.82	248.78	-
Refunds & returns - other			
Refunds & returns - retail	(1,684.80)	(502.83)	(1,044.60)
Total Refunds & returns - other	**(1,684.80)**	**(502.83)**	**(1,044.60)**
Refunds & returns - retail - Amazon	(5,410.15)	(5,373.70)	-
Refunds & returns - retail - BigCommerce	(16,656.49)	-	-
Refunds & returns - retail - Shopify - cornbread-google	(1,700.89)	(24,868.08)	(96,231.60)
Refunds & returns - retail - Shopify - cornbread-wholesale	(4,398.88)	(698.54)	(1,333.20)
Refunds & returns - retail - Shopify - cornbreadhemp	(92,459.24)	(234,897.70)	(559,648.54)
Refunds & returns - retail - Unidentifiable Vendor	(179.00)	-	-
Refunds & returns - wholesale	-	-	(180.00)
Total Refunds & returns	**(118,409.63)**	**(266,092.07)**	**(678,369.80)**
Total Net Sales	**5,534,604.25**	**11,972,997.24**	**21,025,960.85**
Cost of Goods Sold			
Product COGS			
Cost of goods sold	(1,117,109.67)	-	-
Cost of goods sold - Multi-channel	-	(918,552.16)	(1,705,775.81)
Indirect costs			
Production costs	-	-	(737,941.50)
Total Indirect costs	**-**	**-**	**(737,941.50)**
Total Product COGS	**(1,117,109.67)**	**(918,552.16)**	**(2,443,717.31)**
Shipping & fulfillment			
Fulfillment services fees - Amazon	(7,042.86)	(1,790.16)	-
Shipping & freight-out	(476,497.30)	(1,089,648.22)	(2,234,688.18)

	December 2022	December 2023	December 2024
Total Shipping & fulfillment	**(483,540.16)**	**(1,091,438.38)**	**(2,234,688.18)**
Merchant fees			
Processing Fees			
Fees - other	(184,992.20)	(385,965.28)	(659,283.47)
Fees - Sezzle	-	-	(5,146.83)
Total Processing Fees	**(184,992.20)**	**(385,965.28)**	**(664,430.30)**
Selling Fees			
Selling fees - Amazon	(63,785.77)	(70,237.25)	-
Total Selling Fees	**(63,785.77)**	**(70,237.25)**	**-**
Total Merchant fees	**(248,777.97)**	**(456,202.53)**	**(664,430.30)**
Other cost of sales			
Dead inventory	-	-	(7,443.38)
Total Other cost of sales	**-**	**-**	**(7,443.38)**
Total Cost of Goods Sold	**(1,849,427.80)**	**(2,466,193.07)**	**(5,350,279.17)**
Total Gross Profit	**3,685,176.45**	**9,506,804.17**	**15,675,681.68**
Net Operating Profit	66.6%	79.4%	74.6%
Operating Expenses			
General & administrative (G&A)			
Bad debt	-	(1,297.05)	-
Car & truck			
Gas & Oil	(925.28)	(986.04)	(5,816.36)
Car Repairs & maintenance	-	-	-
Parking	(154.56)	(136.42)	(202.43)
Tolls	(37.90)	(8.25)	-
General	(1,893.09)	(5,129.39)	(761.77)
Total Car & truck	**(3,010.83)**	**(6,260.10)**	**(6,780.56)**
Charitable contributions	(150.00)	(9,548.93)	(20,404.00)
Contractors	(14,811.66)	(5,654.29)	(8,869.95)
Contractors (via Gusto)	-	(223,405.52)	(207,447.69)
Customer service	-	(10,999.88)	(28,857.66)
Disputes - Amazon	-	(31.96)	-
Disputes - other	(7,796.63)	-	-
Entertainment			
Client entertainment	(398.00)	-	(77.80)
General	(2,097.10)	(304.13)	(1,856.78)
Total Entertainment	**(2,495.10)**	**(304.13)**	**(1,934.58)**
Financial services			
Accounting services	-	-	(13,124.40)
General	-	-	(7,486.21)
Total Financial services	**-**	**-**	**(20,610.61)**
Hiring and recruiting services	-	-	(2,881.38)
Insurance			
Business insurance	-	(2,228.30)	(150,608.96)
Workers' compensation insurance	-	-	(12,377.32)
Property insurance	-	-	(3,830.37)
General	(17,527.66)	(13,204.24)	(2,732.04)
Total Insurance	**(17,527.66)**	**(15,432.54)**	**(169,548.69)**
Legal & professional services			
Other professional services	(16,117.00)	-	-
Legal services	(165.34)	-	-
General	(9,916.81)	(1,951.85)	(4,148.40)
Total Legal & professional services	**(26,199.15)**	**(1,951.85)**	**(4,148.40)**
Legal services	-	(41,091.58)	(108,001.26)
License fees, registrations & other taxes			
License fees	(8,680.92)	-	(12,575.01)
Regulatory fees	(40.00)	-	(8,901.30)
Property tax	-	-	(3,074.22)

	December 2022	December 2023	December 2024
Registration fees	-	-	(858.35)
General	(723.06)	-	(70.87)
Total License fees, registrations & other taxes	**(9,443.98)**	**-**	**(25,479.75)**
Meals			
Restaurants & Fast Food	(913.56)	(2,009.25)	(8,420.71)
Groceries	(11.73)	(265.05)	(186.14)
General	(2,538.02)	(3,360.46)	(8,512.11)
Total Meals	**(3,463.31)**	**(5,634.76)**	**(17,118.96)**
Miscellaneous expenses	-	-	-
Office supplies & equipment			
Office supplies	(21,181.46)	(87,387.68)	(153,697.14)
Office equipment	-	-	(5,271.08)
General	(6,695.97)	(6,676.33)	(17,738.65)
Total Office supplies & equipment	**(27,877.43)**	**(94,064.01)**	**(176,706.87)**
Other operations expenses	(30.00)	-	(589.77)
Other processing fees	(28,106.26)	(110.91)	-
Other professional services			
Hiring and recruiting services	-	(1,202.00)	-
General	-	(50,917.16)	(30,747.50)
Total Other professional services	**-**	**(52,119.16)**	**(30,747.50)**
Prior year adjustment	(8,027.70)	17.99	-
Product samples	(2,377.19)	(846.38)	(1,331.23)
Reimbursements to contractors (via Gusto)	-	-	(1,109.43)
Reimbursements to employees	(103.13)	-	-
Reimbursements to employees (via Gusto)	-	(123.55)	(5,350.91)
Reimbursements to owners (via Gusto)	-	(200.00)	(1,000.00)
Rent & lease	(29,070.08)	(75,965.32)	(227,704.41)
Repairs & maintenance			
Maintenance	(1,371.41)	(32,939.22)	(57,491.17)
Repairs	-	-	(11,079.30)
General	(2,052.50)	(2,146.00)	120.00
Total Repairs & maintenance	**(3,423.91)**	**(35,085.22)**	**(68,450.47)**
Service fees			
Other processing fees	-	-	24.27
Total Service fees	**-**	**-**	**24.27**
Service fees - Amazon	(647.12)	(577.47)	-
Software & subscriptions			
Software	(14,477.13)	(53,200.87)	(487,345.18)
Dues & Subscriptions	(29.98)	(541.30)	(2,035.00)
Domain & website hosting	-	-	(847.58)
General	(82,663.11)	(159,601.16)	(35,603.50)
Total Software & subscriptions	**(97,170.22)**	**(213,343.33)**	**(525,831.26)**
Training & education			
Training	-	-	(1,340.88)
Total Training & education	**-**	**-**	**(1,340.88)**
Travel			
Flights	(63.00)	(148.40)	(4,270.53)
Lodging	(72.95)	(597.99)	(218.29)
Taxis & ride shares	-	-	-
General	(2,496.75)	(7,409.06)	(3,551.59)
Total Travel	**(2,632.70)**	**(8,155.45)**	**(8,040.41)**
Utilities			
Telephone	(2,560.07)	(240.31)	(4,787.65)
Internet & cable	-	-	(4,663.28)
General	(17,198.28)	(50,453.74)	(83,648.57)
Total Utilities	**(19,758.35)**	**(50,694.05)**	**(93,099.50)**
Warehouse	(50.00)	-	-

	December 2022	December 2023	December 2024
Total General & administrative (G&A)	**(304,172.41)**	**(852,879.45)**	**(1,763,361.86)**
Payroll			
Employee benefit programs			
Gifts & gifts cards	-	-	(25,239.85)
General	(20,332.59)	-	(647.21)
Total Employee benefit programs	**(20,332.59)**	**-**	**(25,887.06)**
Employee benefit programs (via Gusto)	-	(21,104.72)	(33,437.42)
Employer taxes	(47,655.93)	-	(106.93)
Employer taxes (via Gusto)	-	(127,830.06)	(244,202.95)
Officer compensation	(129,063.12)	(1,500.00)	-
Officer compensation - benefit programs (via Gusto)	-	(9,337.28)	(6,344.62)
Officer compensation (via Gusto)	-	(203,063.41)	(274,999.92)
Pension, retirement & profit sharing plans	(20,169.75)	-	-
Salaries & wages	(387,759.28)	(3,261.05)	(3,295.14)
Salaries & wages (via Gusto)	-	(1,298,943.91)	(1,908,382.38)
Total Payroll	**(604,980.67)**	**(1,665,040.43)**	**(2,496,656.42)**
Advertising & marketing			
Variable advertising & marketing			
Affiliate marketing	(768,395.23)	(2,175,925.01)	(3,067,574.80)
Email marketing	(8,639.81)	(41,228.81)	(187,002.63)
Influencers	(81,500.00)	(65,208.60)	(101,860.84)
Offline advertising			
Radio advertising	-	-	(129,253.00)
Print advertising	-	-	(27,606.91)
Total Offline advertising	**-**	**-**	**(156,859.91)**
Performance marketing agencies			
Advertising & marketing contractors	-	-	(36,211.80)
Total Performance marketing agencies	**-**	**-**	**(36,211.80)**
Promotions			
Merchandise display programs	-	-	-
Total Promotions	**-**	**-**	**-**
Public relations	-	-	(81,996.05)
Social media marketing	-	-	-
Paid online ads			
Paid online ads - Amazon (via seller account)	(348,601.28)	(233,386.26)	-
Paid online ads - Amazon Advertising			
Paid online ads	-	-	(562.16)
General	(12,368.10)	(1,368.35)	-
Total Paid online ads - Amazon Advertising	**(12,368.10)**	**(1,368.35)**	**(562.16)**
Paid online ads - AppLovin			
Paid online ads	-	-	(162,115.95)
Total Paid online ads - AppLovin	**-**	**-**	**(162,115.95)**
Paid online ads - Connexity			
Paid online ads	-	-	(49,086.12)
Total Paid online ads - Connexity	**-**	**-**	**(49,086.12)**
Paid online ads - Criteo			
Paid online ads	-	-	(13,601.14)
Total Paid online ads - Criteo	**-**	**-**	**(13,601.14)**
Paid online ads - DESIGN PRINT BANNER LLC	(1,881.50)	-	-
Paid online ads - Facebook Advertising			
Paid online ads	-	-	(1,825,239.95)
General	(1,113,287.47)	(2,600,494.94)	(1,754,828.94)
Total Paid online ads - Facebook Advertising	**(1,113,287.47)**	**(2,600,494.94)**	**(3,580,068.89)**
Paid online ads - Google Advertising			
Paid online ads	-	-	(1,617,612.01)
General	(139,968.40)	(967,389.09)	3.13
Total Paid online ads - Google Advertising	**(139,968.40)**	**(967,389.09)**	**(1,617,608.88)**

	December 2022	December 2023	December 2024
Paid online ads - LinkedIn			
Paid online ads	-	-	(741.48)
General	(5,441.09)	(741.48)	-
Total Paid online ads - LinkedIn	**(5,441.09)**	**(741.48)**	**(741.48)**
Paid online ads - Lucyd	(90,427.09)	(267,605.44)	-
Paid online ads - Microsoft Advertising			
Paid online ads	-	-	(124.48)
General	-	(250.00)	-
Total Paid online ads - Microsoft Advertising	**-**	**(250.00)**	**(124.48)**
Paid online ads - PayPal	-	-	500.00
Paid online ads - Pinterest	-	(18,442.11)	-
Paid online ads - Popdust			
Paid online ads	-	-	(12,137.83)
Total Paid online ads - Popdust	**-**	**-**	**(12,137.83)**
Paid online ads - Rainbow Blossom Natural Food Markets			
Paid online ads	-	-	(154.73)
Total Paid online ads - Rainbow Blossom Natural Food Markets	**-**	**-**	**(154.73)**
Paid online ads - Snap Inc.	(33,411.99)	-	-
Paid online ads - Talha Bin Shafiq			
Paid online ads	-	-	(3,750.00)
Total Paid online ads - Talha Bin Shafiq	**-**	**-**	**(3,750.00)**
Paid online ads - The Data Council			
Paid online ads	-	-	(550.00)
Total Paid online ads - The Data Council	**-**	**-**	**(550.00)**
Paid online ads - TikTok Advertising	-	-	-
Paid online ads - Transparent Digital Services			
Paid online ads	-	-	-
Total Paid online ads - Transparent Digital Services	**-**	**-**	**-**
Paid online ads - Unidentifiable Vendor	(22,437.62)	-	-
Paid online ads - Usama Bin Shafiq			
Paid online ads	-	-	(3,600.00)
Total Paid online ads - Usama Bin Shafiq	**-**	**-**	**(3,600.00)**
Paid online ads - X Corp			
Paid online ads	-	-	(73,997.55)
General	-	-	(9,581.96)
Total Paid online ads - X Corp	**-**	**-**	**(83,579.51)**
Total Paid online ads	**(1,767,824.54)**	**(4,089,677.67)**	**(5,527,181.17)**
Total Variable advertising & marketing	**(2,626,359.58)**	**(6,372,040.09)**	**(9,158,687.20)**
Fixed marketing			
Branding	-	-	(14,000.00)
Content marketing			
Other content creation	(7,602.58)	(56,828.92)	(211,653.53)
Search engine optimization (SEO)	-	-	(215,876.20)
Blog posts & articles	-	(9,543.50)	(5,625.00)
Photography & visual content	-	(93.83)	(477.60)
General	(1,306.92)	(2,184.21)	(591.48)
Total Content marketing	**(8,909.50)**	**(68,650.46)**	**(434,223.81)**
Market research	-	-	(12,937.01)
Marketing agencies & freelancers			
Advertising & marketing contractors	(23,000.00)	(7,633.40)	-
General	(140,630.95)	(67,108.75)	(62,860.20)
Total Marketing agencies & freelancers	**(163,630.95)**	**(74,742.15)**	**(62,860.20)**
Marketing software & subscriptions	(34,533.09)	(81,319.81)	(157,671.03)
Other marketing			
Paid online ads	(10,090.00)	(363,838.74)	-
Search engine optimization (SEO)	(79,365.60)	(163,264.00)	-
Radio advertising	(76,295.00)	(95,310.00)	-

	December 2022	December 2023	December 2024
Public relations	(61,000.00)	(20,180.00)	-
Print advertising	(22,292.54)	(48,335.52)	-
General	(221,535.60)	(120,326.29)	(112,184.45)
Total Other marketing	**(470,578.74)**	**(811,254.55)**	**(112,184.45)**
Trade shows & events			
Public relations	-	(2,689.98)	-
General	(50,380.61)	(118,908.36)	(225,953.20)
Total Trade shows & events	**(50,380.61)**	**(121,598.34)**	**(225,953.20)**
Web design & development	(1,107.46)	(56,407.92)	(128,457.50)
Total Fixed marketing	**(729,140.35)**	**(1,213,973.23)**	**(1,148,287.20)**
Total Advertising & marketing	**(3,355,499.93)**	**(7,586,013.32)**	**(10,306,974.40)**
Research & development (R&D)			
R&D contractors	-	(31.93)	-
R&D expenses			
Product development	(68.77)	(4,869.08)	(4,907.64)
General	(210.57)	(29.67)	(66.77)
Total R&D expenses	**(279.34)**	**(4,898.75)**	**(4,974.41)**
Total Research & development (R&D)	**(279.34)**	**(4,930.68)**	**(4,974.41)**
Depreciation			
Amortization expense - Intangible asset	(19,443.36)	(79,949.64)	(81,028.18)
Amortization expense - Start up costs	(2,489.03)	(2,489.03)	(2,489.07)
Depreciation expense - Equipment	(14,484.66)	(58,969.01)	(82,411.41)
Depreciation expense - Leasehold improvements	(113.32)	(198.80)	(2,770.00)
Depreciation expense - Other fixed asset	(13,309.66)	(13,590.40)	(7,120.56)
Depreciation expense - Vehicles	-	-	-
Total Depreciation	**(49,840.03)**	**(155,196.88)**	**(175,819.22)**
Total Operating Expenses	**(4,314,772.38)**	**(10,264,060.76)**	**(14,747,786.31)**
Total Net Operating Profit	**(629,595.93)**	**(757,256.59)**	**927,895.37**
Net Profit before taxes			
Interest & Financing			
Interest & financing income			
Interest income	-	6,327.52	16,852.03
Total Interest & financing income	**-**	**6,327.52**	**16,852.03**
Interest & financing expenses			
Bank charges & fees			
Account authorization fees	-	0.04	-
General	(554.73)	(4,897.98)	(6,134.31)
Total Bank charges & fees	**(554.73)**	**(4,897.94)**	**(6,134.31)**
Interest & financing fees			
Financing Fees	-	(2,020.00)	(2,639.24)
General	(38,754.86)	(188,628.15)	(178,064.32)
Total Interest & financing fees	**(38,754.86)**	**(190,648.15)**	**(180,703.56)**
Total Interest & financing expenses	**(39,309.59)**	**(195,546.09)**	**(186,837.87)**
Total Interest & Financing	**(39,309.59)**	**(189,218.57)**	**(169,985.84)**
Other Income & Expenses			
Other Income			
Cashback & rewards	28,405.70	98,609.43	91,481.46
Grant income	8,000.00	-	-
Other income	175.00	-	-
Uncategorized transactions - money received	-	-	-
Total Other Income	**36,580.70**	**98,609.43**	**91,481.46**
Other expenses			
Reconciliation discrepancies	483.19	(487.93)	3,158.20
Uncategorized expense - Bill.com	-	-	-
Uncategorized transactions - money spent	-	-	-
Total Other expenses	**483.19**	**(487.93)**	**3,158.20**
Total Other Income & Expenses	**37,063.89**	**98,121.50**	**94,639.66**

	December 2022	December 2023	December 2024
Total Net Profit before taxes	**(631,841.63)**	**(848,353.66)**	**852,549.19**
Net Profit			
Taxes			
Franchise tax	-	-	(3,568.47)
State & local taxes	-	(53.00)	(475.00)
Total Taxes	**-**	**(53.00)**	**(4,043.47)**
Total Net Profit	**(631,841.63)**	**(848,406.66)**	**848,505.72**

Finaloop

Balance Sheet Report - Cornbread Hemp

From January 1st, 2022 to December 31st, 2024

		Dec 31, 2022		Dec 31, 2023		Dec 31, 2024
Assets						
Current Assets						
Bank accounts						
Checking - River City Bank (Louisville, KY) - REG SC 0001 5163	$	0	$	0	$	0
Checking - Stock Yards Bank Trust - No Minimum Business Checking 6	$	937,243.62	$	0	$	0
Money in transit	$	(5,620.33)	$	0	$	(150,000.00)
Checking - First Citizens Bank - Digital Banking - Analysis Business Che	$	0	$	308,553.75	$	0
Checking - First Citizens Bank - Digital Banking - Premium Money Mar	$	0	$	0	$	0
Checking - First Citizens Bank - Digital Banking - Premium Money Mar	$	0	$	262,510.16	$	0
Checking - Republic Bank Trust Co. - Business - ANALYSIS CHECKING 7	$	0	$	0	$	2,081,608.73
Checking - Republic Bank Trust Co. - Business - COMMERCIAL MONEY	$	0	$	0	$	448,670.79
Total Bank accounts	$	**931,623.29**	$	**571,063.91**	$	**2,380,279.52**
Undeposited funds (UDF)						
Undeposited funds - Amazon	$	7,039.04	$	0	$	0
Undeposited funds - Authorize.Net	$	0	$	0	$	0
Undeposited funds - Greenlight	$	0	$	0	$	0
Undeposited funds - Sezzle	$	0	$	0	$	178.18
Undeposited funds - Authorize.Net	$	0	$	67,862.66	$	53,762.96
Total Undeposited funds (UDF)	$	**7,039.04**	$	**67,862.66**	$	**53,941.14**
Inventory						
Inventory	$	177,734.96	$	676,723.73	$	987,686.77
Total Inventory	$	**177,734.96**	$	**676,723.73**	$	**987,686.77**
Prepaid expenses	$	0	$	0	$	0
Reconciliation in process						
Accounts receivable (A/R)	$	0	$	0	$	0
Total Reconciliation in process	$	**0**	$	**0**	$	**0**
Other current assets						
Clearing account - JE	$	0	$	0	$	0
Total Other current assets	$	**0**	$	**0**	$	**0**
Loan to a related party						
Due to/from owner - non-interest balance - Eric Zipperle	$	0	$	0	$	0
Related party balance - non interest bearing - Larry Doyle	$	0	$	0	$	0
Due to/from owner - non-interest balance - Gusto	$	0	$	0	$	0
Total Loan to a related party	$	**0**	$	**0**	$	**0**
Accounts receivable (A/R)						
Accounts receivable (A/R) - Shopify - cornbread-google	$	0	$	0	$	414.33
Accounts receivable (A/R) - Shopify - cornbread-wholesale	$	0	$	244,337.16	$	342,539.04
Accounts receivable (A/R) - Shopify - cornbreadhemp	$	0	$	11,026.70	$	62,365.39
Cash payments received for store orders	$	0	$	(184,913.25)	$	(238,786.60)
Total Accounts receivable (A/R)	$	**0**	$	**70,450.61**	$	**166,532.16**
Prepaid expenses						
Prepaid expenses	$	0	$	0	$	0
Prepaid expenses (bills)	$	0	$	0	$	0
Total Prepaid expenses	$	**0**	$	**0**	$	**0**
Total Current Assets	$	**1,116,397.29**	$	**1,386,100.91**	$	**3,588,439.59**
Long Term Assets						
Net fixed assets						
Equipment	$	340,650.07	$	529,173.22	$	998,295.63

Balance Sheet

	Dec 31, 2022	Dec 31, 2023	Dec 31, 2024
Equipment - depreciation	$ (14,484.66)	$ (73,453.67)	$ (155,865.08)
Other fixed assets	$ 60,180.79	$ 60,180.79	$ 60,180.79
Other fixed assets - depreciation	$ (34,129.52)	$ (47,719.92)	$ (54,840.48)
Leasehold improvements	$ 5,439.50	$ 11,469.50	$ 645,385.88
Leasehold improvements - depreciation	$ (113.32)	$ (312.12)	$ (3,082.12)
Vehicles	$ 0	$ 0	$ 11,000.00
Vehicles - depreciation	$ 0	$ 0	$ 0
Total Net fixed assets	**$ 357,542.86**	**$ 479,337.80**	**$ 1,501,074.62**
Net intangible assets			
Other intangible assets	$ 1,166,579.38	$ 1,215,416.38	$ 1,215,416.38
Other intangible assets - amortization	$ (19,443.36)	$ (99,393.00)	$ (180,421.18)
Start up costs	$ 37,335.32	$ 37,335.32	$ 37,335.32
Start up costs - amortization	$ (9,027.85)	$ (11,516.88)	$ (14,005.95)
Total Net intangible assets	**$ 1,175,443.49**	**$ 1,141,841.82**	**$ 1,058,324.57**
Other long-term assets			
Security deposits	$ 1,600.00	$ 38,125.00	$ 41,025.00
Total Other long-term assets	**$ 1,600.00**	**$ 38,125.00**	**$ 41,025.00**
Total Long Term Assets	**$ 1,534,586.35**	**$ 1,659,304.62**	**$ 2,600,424.19**
Total Assets	**$ 2,650,983.64**	**$ 3,045,405.53**	**$ 6,188,863.78**
Liabilities & Equity			
Liabilities			
Current Liabilities			
Credit cards			
Credit card - Capital One - Spark Cash 4188	$ 16,815.12	$ 187,438.69	$ 155,871.05
Credit card - Chase - E. ZIPPERLE 9936	$ 51,482.13	$ 67,313.73	$ 2,450.07
Total Credit cards	**$ 68,297.25**	**$ 254,752.42**	**$ 158,321.12**
Accounts payable (A/P)			
Inventory vendors - bills	$ 0	$ 6,342.65	$ 74,674.97
Operational vendors - bills	$ 18,611.48	$ 30,646.44	$ 551,610.93
Total Accounts payable (A/P)	**$ 18,611.48**	**$ 36,989.09**	**$ 626,285.90**
Loans			
Loan payable - Wayflyer	$ 0	$ 0	$ 0
Accrued interest payable - Gill Holland	$ 1,750.00	$ 1,750.00	$ 1,750.00
Accrued interest payable - Henry Scott Baeslar	$ 4,156.99	$ 2,134.94	$ 0
Accrued interest payable - First Citizens Bank	$ 0	$ 105.85	$ 0
Accrued interest payable - Andrew Mays	$ 0	$ 0	$ 0
Accrued interest payable - Larry Doyle	$ 0	$ 0	$ 0
Accrued interest payable - Royden K Cullinan	$ 0	$ 0	$ 0
Accrued interest payable - Vertical Realty Group, Llc	$ 0	$ 0	$ 0
Accrued interest payable - Small Business Administration	$ 0	$ 104.82	$ 0
Total Loans	**$ 5,906.99**	**$ 4,095.61**	**$ 1,750.00**
Loan from a related party			
Related party loan payable - non interest bearing - Larry Doyle	$ 50,000.00	$ 25,000.00	$ 0
Related party loan payable - Larry Doyle	$ 0	$ 0	$ 0
Total Loan from a related party	**$ 50,000.00**	**$ 25,000.00**	**$ 0**
Payroll liabilities			
Payroll payable	$ 26,787.05	$ 57,478.05	$ 126,901.26
Payroll tax liability	$ 12,537.37	$ 28,366.58	$ 62,534.98
Retirement benefit payable	$ 600.00	$ 3,590.69	$ 7,147.23
Checks in transit	$ 0	$ 1,680.01	$ 0
Employee benefits programs payable	$ 0	$ 10,368.82	$ 21,817.30
Other payroll deductions payable	$ 0	$ 0	$ 2,738.28

Balance Sheet

	Dec 31, 2022	Dec 31, 2023	Dec 31, 2024
Garnishment payable	$ 0	$ 160.00	$ 593.83
Total Payroll liabilities	**$ 39,924.42**	**$ 101,644.15**	**$ 221,732.88**
Tax liabilities			
Sales tax liability	$ 6,131.09	$ 37,732.15	$ 116,733.09
State income tax liability	$ 175.00	$ 0	$ 0
Franchise tax liability	$ 0	$ 0	$ 2,768.47
Total Tax liabilities	**$ 6,306.09**	**$ 37,732.15**	**$ 119,501.56**
Deferred revenue			
Gift card liability - Shopify - cornbreadhemp	$ 20.00	$ 20.00	$ 20.00
Total Deferred revenue	**$ 20.00**	**$ 20.00**	**$ 20.00**
Accrued expenses			
Accrued expenses - Transparent Digital Services	$ 0	$ 0	$ 0
Total Accrued expenses	**$ 0**	**$ 0**	**$ 0**
Total Current Liabilities	**$ 189,066.23**	**$ 460,233.42**	**$ 1,127,611.46**
Long Term Liabilities			
Long-term loan			
Long-term accrued interest payable - Small Business Administration	$ 498.51	$ 0	$ 0
Long-term loan payable - Small Business Administration	$ 54,200.00	$ 53,696.30	$ 0
Long-term loan payable - WeFunder	$ 392,871.00	$ 0	$ 0
Long-term loan payable - WeFunder- Debt Issuance Costs	$ (25,727.55)	$ 0	$ 0
Long-term loan payable - Gill Holland	$ 300,000.00	$ 300,000.00	$ 300,000.00
Long-term loan payable - Henry Scott Baeslar	$ 854,020.00	$ 568,562.32	$ 265,977.18
Long-term loan payable - First Citizens Bank	$ 0	$ 133,491.65	$ 0
CLA - Andrew Mays	$ 0	$ 100,000.00	$ 300,000.00
CLA - Larry Doyle	$ 0	$ 100,000.00	$ 100,000.00
CLA - Royden K Cullinan	$ 0	$ 100,000.00	$ 200,000.00
CLA - Vertical Realty Group, Llc	$ 0	$ 200,000.00	$ 200,000.00
CLA - Thomas Eastes	$ 0	$ 150,000.00	$ 150,000.00
Long-term accrued interest payable - Andrew Mays	$ 0	$ 2,383.57	$ 22,493.19
Long-term accrued interest payable - Larry Doyle	$ 0	$ 1,972.61	$ 12,000.04
Long-term accrued interest payable - Royden K Cullinan	$ 0	$ 2,219.19	$ 12,246.62
Long-term accrued interest payable - Thomas Eastes	$ 0	$ 164.38	$ 15,205.47
Long-term accrued interest payable - Vertical Realty Group, Llc	$ 0	$ 3,945.21	$ 24,000.01
CLA - Svyatoslav Ivanyuk	$ 0	$ 0	$ 150,000.00
Long-term accrued interest payable - Steven Skelton	$ 0	$ 0	$ 9,397.29
Long-term accrued interest payable - Svyatoslav Ivanyuk	$ 0	$ 0	$ 14,958.90
CLA - Britton Richardson	$ 0	$ 0	$ 100,000.00
CLA - Steven Skelton	$ 0	$ 0	$ 100,000.00
Long-term accrued interest payable - Britton Richardson	$ 0	$ 0	$ 9,041.12
Long-term loan payable - Republic Equipment Loan	$ 0	$ 0	$ 121,562.08
Long-term loan payable - Republic/SBA Loan	$ 0	$ 0	$ 635,000.00
CLA - Colin Norris Mack	$ 0	$ 0	$ 125,000.00
CLA - Glenn David Sul	$ 0	$ 0	$ 100,000.00
CLA - Joseph Leo Mackin	$ 0	$ 0	$ 125,000.00
CLA - Noah Lang Mackin	$ 0	$ 0	$ 125,000.00
CLA - Theresa Nicole Ma	$ 0	$ 0	$ 125,000.00
Long-term accrued interest payable - Colin Norris Mack	$ 0	$ 0	$ 410.96
Long-term accrued interest payable - Glenn David Sul	$ 0	$ 0	$ 767.12
Long-term accrued interest payable - Joseph Leo Mackin	$ 0	$ 0	$ 127.82
Long-term accrued interest payable - Noah Lang Mackin	$ 0	$ 0	$ 410.96
Long-term accrued interest payable - Theresa Nicole Ma	$ 0	$ 0	$ 410.96
Long-term loan payable - Republic Bank	$ 0	$ 0	$ 0

Balance Sheet

	Dec 31, 2022	Dec 31, 2023	Dec 31, 2024
Total Long-term loan	$ 1,575,861.96	$ 1,716,435.23	$ 3,344,009.72
Total Long Term Liabilities	$ 1,575,861.96	$ 1,716,435.23	$ 3,344,009.72
Total Liabilities	$ 1,764,928.19	$ 2,176,668.65	$ 4,471,621.18
Equity			
Capital			
Additional paid-in capital - Larry Doyle	$ 100,100.00	$ 100,100.00	100,100.00
Treasury stock	$ (100,000.00)	$ (100,000.00)	(100,000.00)
Preferred stock - Andrew Mays	$ 100,000.00	$ 100,000.00	100,000.00
Preferred stock - Augusta B Holland	$ 100,000.00	$ 100,000.00	100,000.00
Preferred stock - Global Research Analytics	$ 100,000.00	$ 100,000.00	100,000.00
Preferred stock - KSTC	$ 250,000.00	$ 250,000.00	250,000.00
Preferred stock - Cascade Bay Trading	$ 150,000.00	$ 150,000.00	150,000.00
Preferred stock - Vertical Reality	$ 200,000.00	$ 200,000.00	200,000.00
Preferred stock - RCP Advisors	$ 200,000.00	$ 200,000.00	200,000.00
Preferred stock - Royden K Cullinan	$ 125,000.00	$ 125,000.00	125,000.00
Preferred stock - Colin N. Mackin	$ 112,500.00	$ 112,500.00	112,500.00
Preferred stock - Joseph L. Mackin	$ 112,500.00	$ 112,500.00	112,500.00
Preferred stock - Noah L. Mackin	$ 112,500.00	$ 112,500.00	112,500.00
Preferred stock - Theresa N. Lenhardt	$ 112,500.00	$ 112,500.00	112,500.00
Preferred stock - Wefunder	$ 0	$ 303,870.28	303,870.28
Preferred stock - William Paul Larkin	$ 0	$ 123.78	123.78
Preferred stock - XX Investments LLC 1	$ 0	$ 47,098.60	47,098.60
Preferred stock - XX Investments LLC 2	$ 0	$ 38,307.69	38,307.69
Preferred stock - XX Investments LLC 3	$ 0	$ 26,769.78	26,769.78
Preferred stock - XX Investments LLC 4	$ 0	$ 93,850.54	93,850.54
Preferred stock - XX Investments LLC 5	$ 0	$ 121.44	121.44
Preferred stock - XX Investments LLC 6	$ 0	$ 100,348.32	100,348.32
Preferred stock - XX Investments LLC 7	$ 0	$ 163,496.64	163,496.64
Preferred stock - XX Investments LLC 8	$ 0	$ 7,256.35	7,256.35
Total Capital	$ 1,675,100.00	$ 2,456,343.42	$ 2,456,343.42
Retained earnings	$ (157,202.92)	$ (739,199.88)	$ (1,587,606.54)
Current Year Net Profit	$ (631,841.63)	$ (848,406.66)	$ 848,505.72
Total Equity	$ 886,055.45	$ 868,736.88	$ 1,717,242.60
Total Liabilities & Equity	$ 2,650,983.64	$ 3,045,405.53	$ 6,188,863.78

Finaloop

Cash Flow Report - Cornbread Hemp
From: January 1st, 2024 to December 31st, 2024

	Cash outflow		Cash inflow
Net cash flow			
Net operating activities			
Operating activities			
Sales receipts	$ 0	$	27,230,650.86
Discounts & promotions	$ (5,527,540.00)	$	0
Refunds & returns payments	$ (772,305.35)	$	0
Inventory	$ (2,686,348.03)	$	0
Shipping & fulfillment payments	$ (2,237,719.14)	$	3,030.96
Other costs of goods sold payments	$ (7,443.38)	$	0
Merchant fees payments	$ (667,256.02)	$	2,825.72
General & administrative (G&A) payments	$ (1,783,014.62)	$	12,635.67
Salaries & wages payments	$ (3,285,098.31)	$	911,662.77
Advertising & marketing	$ (9,818,434.78)	$	27,754.86
Research & development (R&D) payments	$ (4,974.41)	$	0
Taxes	$ (784,110.35)	$	860,910.08
Other receipts	$ 0	$	91,481.46
Other payments	$ 0	$	26.05
Exclude: Restricted cash	$ (4,500.00)	$	0
Exclude: Undeposited funds (UDF)	$ (178.18)	$	14,099.70
Total Operating activities	**$ (27,578,922.57)**	**$**	**29,155,078.13**
Total Net operating activities	**$ 0**	**$**	**1,576,155.56**
Net investing activities			
Investing activities			
Fixed assets	$ (1,114,038.79)	$	0
Adjustment: Outstanding fixed asset bills	$ (32,850.00)	$	46,137.10
Total Investing activities	**$ (1,146,888.79)**	**$**	**46,137.10**
Total Net investing activities	**$ (1,100,751.69)**	**$**	**0**
Net financing activities			
Financing activities			
Loans	$ (21,608.10)	$	21,608.10
Long-term loans	$ (513,211.01)	$	2,030,000.00
Loans to a related party	$ (762,941.50)	$	737,941.50
Other income	$ 0	$	16,852.03
Interest & financing payments	$ (78,400.99)	$	3.01
Total Financing activities	**$ (1,376,161.60)**	**$**	**2,806,404.64**
Total Net financing activities	**$ 0**	**$**	**1,430,243.04**
Net uncategorized transactions			
Uncategorized transactions	$ 0	$	0
Total Net uncategorized transactions	**$ 0**	**$**	**0**
Total Net cash flow	**$ 0**	**$**	**1,905,646.91**

Cash reconciliation

	Jan 1, 2024	Dec 31, 2024
Net change in cash-on-hand		
Cash-on-hand		
Banks	$ 571,063.91	$ 2,380,279.52
Credit Cards	$ (254,752.42)	$ (158,321.12)
Total Cash-on-hand	$ **316,311.49**	$ **2,221,958.40**
Total Net change in cash-on-hand	$ **0**	$ **1,905,646.91**


Cornbread CBD, PBC
Statement of Changes in Equity


Accounts	2024 Amount ($)
Opening Equity	868,736.88
Net Income	848,505.72
Retained Earnings Change	(848,406.66)
Ending Equity	**1,717,242.60**

Cornbread CBD, PBC
Notes to the Financial Statements
For the fiscal year ended December 31, 2023 and 2024
$USD

1. ORGANIZATION AND PURPOSE

Cornbread CBD, PBC (the "Company") is a corporation organized on January 31, 2019 under the laws of Kentucky.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.